IPIANOLAB, LLC

Unaudited Financial Statements For Fiscal Years Ending July 31, 2018, 2017 and 2016

Dec 23, 2017

IPIANOLAB, LLC
BALANCE SHEET
JULY 31, 2018, 2017 & 2016

ASSETS

CURRENT ASSETS	2018*	2017	2016
Cash	36,874	12,327	25,848
Accounts Receivable	-	2,810	2,515
TOTAL CURRENT ASSETS	36,874	17,154	28,362
NON-CURRENT ASSETS			
Property & Equipment, Net	16,431	9,985	6,835
TOTAL NON-CURRENT ASSETS	16,431	9,985	6,835
TOTAL ASSETS	**53,305**	**25,122**	**35,198**

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT LIABILITIES			
Accounts Payable	5,514	(622)	-
Notes Payable, Short Term	19,742	18,200	30,000
TOTAL CURRENT LIABILITIES	25,256	17,578	30,000
NON-CURRENT LIABILITIES			
Notes Payable, Long Term	2,085	2,085	-
TOTAL NON-CURRENT LIABILITIES	2,085	2,085	-
TOTAL LIABILITIES	27,341	19,663	30,000
SHAREHOLDER'S EQUITY			
Additional Paid In Capital	15,474	15,474	15,474

Current Year Earnings	20,505	261	(6910)
Retained Earnings	(10,015)	(10,276)	(3,366)
TOTAL SHAREHOLDER'S EQUITY	25,964	5,459	5,198
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	**53,305**	**25,122**	**35,198**

Unaudited – See Accompanying Notes
*FY 2017 Current through Dec 23, 2017

IPIANOLAB, LLC
INCOME STATEMENT
FOR FISCAL YEARS ENDING JULY 31, 2018, 2017 & 2016

Operating Income	2018*	2017	2016
Sales	167,582	274,549	156,109
Refunds & Returns	(11,839)	(9,886)	(7,870)
Cost of Sales	(17,846)	(22,880)	(12,910)
Gross Profit	149,735	241,783	135,329
Operating Expense			
Accounting & Legal Fees	1,817	2,769	1,382
Bad Debt	553	-	-
Bank Service Charges	102	163	115
Business Licenses & Fees	350	350	1,891
Employee Recruiting	1,542	1,419	1,652
Equipment Maintenance & Repair	75	107	175
Facility Rental	11,182	19,586	7,281
Food	688	1,019	489
Insurance	1,248	2,690	1,410
Marketing Expense	1,333	108	75
Office Services & Supplies	460	685	581
Reimbursable Expenses	877	2,065	1,174
Rent Paid	4,163	11,029	8,810
Shipping & Freight	89	160	40
Travel Expense	1,885	2,788	2,664
Automobile Expense	2,253	2,748	2,208
Utilities	1,157	2,085	1,012
Virtual Office Services	755	2,253	-
Wages & Salaries, Net	93,035	171,216	104,067
Web Hosting & Technology Services	1,157	2,151	754
	124,719	225,390	135,781
Net Income (Loss) From Operations	**25,016**	**16,393**	**(452)**

5

Other Income (Expense)			
Vendor Refunds	1,489	111	-
Savings Interest	-	-	-
Amortization (Depreciation)	-	(7,743)	(6,458)
Loan Interest	(6,000)	(8,500)	-
Net Income Before Income Taxes	20,505	261	(6,190)
Provision for Income Taxes	-	-	-
Net Income (Loss)	**20,505**	**261**	**(6,910)**

Unaudited – See Accompanying Notes
*FY 2017 Current through Dec 23, 2017

IPIANOLAB, LLC
STATEMENT OF CASH FLOWS
FOR FISCAL YEARS ENDING JULY 31, 2018, 2017 & 2016

	2018*	2017	2016
Cash Flows From Operating Activities			
Net Income (Loss)	20,505	261	(6,910)
Change In Payables	6,136	(622)	-
Change in Receivables	2,810	(295)	1,585
Net Cash Flows From Operating Activities	29,451	(656)	(5,326)
Cash Flows from Investing Activities			
Purchase or Sale of Equipment	(6,446)	(10,893)	(5496)
Change in Accumulated Depreciation	-	7,743	6458
Change in Accumulated Amortization	-	-	-
Net Cash Flows From Investing Activities	(6,446)	(3,150)	962
Cash Flows from Financing Activities			
Change in Notes Payable, Short Term	1,542	(11,800)	30,000
Change in Notes Payable, Long Term	-	2,085	-
Change in Additional Paid In Capital	-	-	-
Net Cash Flows From Financing Activities	1,542	(9,715)	30,000
Cash At Beginning of Period	12,327	25,848	212
Net Increase (Decrease)	24,547	(13,521)	25,636
Cash At End of Period	**36,874**	**12,327**	**25,848**

Unaudited – See Accompanying Notes
*FY 2017 Current through Dec 23, 2017

IPIANOLAB, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FISCAL YEARS ENDING JULY 31, 2018, 2017 & 2016

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

iPianoLab, LLC ("The Company") is a Limited Liability Company formed under the laws of the State of Nevada. The Company has elected to be taxed as a Corporation under IRS rules. The Company derives value from providing after-school, community, and online music enrichment programs to children and adults.

The Company will provide a debt-based crowdfund offering during the third quarter of Fiscal Year 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Fiscal Year
The Company operates on a non-standard 12-month fiscal year beginning August 1 and ending July 31. Because the accompanying financial statements are being issued after 120 days of the beginning of the 2017 Fiscal Year, amounts have been provided for a partial FY 2017 (ending July 31, 2018) and are current as of December 23, 2017.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts Receivables consist of amounts billed to vendors for classes in progress for which payment has not yet been received by The Company. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivable, however, actual allowances for bad debt are expensed as incurred. During FY 2017, the company incurred a loss on accounts receivable of $553. No other losses have been incurred on accounts receivable.

Inventory

Due to the nature of services offered, The Company does not currently keep inventory, or maintain balances to reflect raw materials or work in progress.

Property and Equipment

The Company capitalizes long-lived assets that are shared equipment for the purposes of running its classes with a purchase value of $100 or more. Depreciation is calculated and recorded according to The Company's annual tax returns follwing IRS 200 / HB, Straight Line, and Section 179 rules.

Cost of Sales

Cost of Sales includes printing, student supplies and materials, and credit card processing fees related to directly to realizing sales.

Advertising and Marketing Costs

The Company expenses Advertising and Marketing costs as they are incurred.

NOTE C – LEASES

The Company leases storage and office buildings (or portions thereof) used by The Company in the ordinary course of business. All storage and month-to-month real-estate leases are expensed as Rents Paid as the cost is incurred. Long-term lease obligations are recorded under accounts payable.

NOTE D – INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in FY 2015, and the NOL Carry-forward will be applied to future income tax returns, and is subject to Internal

Revenue Service review until 2020. Due to management's uncertainty as to the valuation and timing of tax benefits associated with the loss, The Company has not estimated a provision for income tax on the accompanying statements for FY 2017 to account for it.

The Company is subject to Corporate Franchise Tax in the State of Texas on revenues exceeding $1,000,000. The Company was not subject to Corporate Franchise Tax in FY 2015, 2016, and does not anticipate being subject to Corporate Franchise Tax in FY 2017.